  Exhibit 99.1

Prophecy Announces Ulaan Ovoo Mine Start and Coal Sales in Mongolia

Vancouver, British Columbia, March 18, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) announces Mongolian Ulaan Ovoo Mine start up in March and approximately 21,000 tonnes of coal production and sales. Multiple local and international consumers have expressed interest to buy Ulaan Ovoo coal; Prophecy is pleased with the rate of progress and plans to report quarterly sales and operational update.
Pictures and video are available at www.prophecydev.com.
With nameplate production capacity of 2 million tonnes per year, Ulaan Ovoo is a fully-permitted large coal field featuring a single, massive coal seam of 40 to 80 metre thickness outcropping at surface with a low strip ratio carrying minimal technical risk.
As reported in the Company news release dated October 16, 2018, that the Company executed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee performs mining operations at Prophecy’s Ulaan Ovoo coal mine, and will pay Prophecy $2 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee is responsible for all capital and operating expenses, government taxes and royalties related to Ulaan Ovoo operation.
Since the signing of the Lease, the Lessee has spent approximately $700,000 on supplies, housing and crew and restarted Ulaan Ovoo with its own equipment. Lessee plans to start double shifts is April to meet demand.
About Ulaan Ovoo:
Ulaan Ovoo is located in northern Mongolia, 17km from the Zeltura border to Russia by dirt road, and 120km by road from Mongolia’s Sukhbaatar railway station (which connects to the Trans-Siberian railway network). Ulaan Ovoo produced over 500,000 tonnes of coal from 2012 to 2014 which was sold to 28 separate Russian and Mongolian customers such as Erdenet Copper Mining Corporation, UB Railway, and Khutul Cement before it was put on standby in 2014.
The benchmark Newcastle thermal coal price has rebounded from a 2014 low of $61 per tonne to a current price of $98 per tonne, which are levels not seen since 2011.
Ulaan Ovoo features an average strip ratio of 1.8 BCM waste/tonne of coal. The coal mined yielded 5,000 kcal/kg GCV, less than 1% sulphur and low ash (8 to 11%) which is well-suited for power plants, cement plants and heat boiler applications. Wardrop Engineering (Tetra Tech) estimated 174 Mt of measured and 34 Mt of indicated coal resources in an NI 43-101 prefeasibility study in 2010.
All prices are in USD
Qualified Person
The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP, Exploration. Mr. Oosterman is not independent of the Company in that he is employed as a consultant to the Company and most of his income is derived from the Company. Mr. Oosterman is a Qualified Person as defined in NI 43-101.
About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini is currently undergoing EPCM and Permit preparation. Prophecy also has mining projects in Mongolia and Bolivia. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“John Lee”
Executive Chairman

For more information about Prophecy, please contact Investor Relations:

+1.888.513.6286
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by Prophecy. In making forward-looking statements as may be included in this news release, Prophecy has made several assumptions that it believes are appropriate, including, but not limited to assumptions that: all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of Prophecy’s properties and the Chandgana power plant; there being no significant disruptions affecting operations, whether due to labour disruptions or other causes; currency exchange rates being approximately consistent with current levels; certain price assumptions for vanadium, silver, coal and other metals, prices for and availability of fuel, parts and equipment and other key supplies remain consistent with current levels; production forecasts meeting expectations; the accuracy of Prophecy’s current mineral resource estimates; labour and materials costs increasing on a basis consistent with Prophecy’s current expectations; any additional required financing will be available on reasonable terms; and market developments and trends in global supply and demand for vanadium, energy, silver, coal and other metals meeting expectations. Prophecy cannot assure you that any of these assumptions will prove to be correct.

Numerous factors could cause Prophecy’s actual results to differ materially from those expressed or implied in the forward-looking statements, including the following risks and uncertainties, which are discussed in greater detail under the heading “Risk Factors” in Prophecy’s most recent Management Discussion and Analysis and Annual Information Form as filed on SEDAR and posted on Prophecy’s website: Prophecy’s history of net losses and lack of foreseeable positive cash flow; exploration, development and production risks, including risks related to the development of Prophecy’s mineral properties; Prophecy not having a history of profitable mineral production; commencing mine development without a feasibility study; the uncertainty of mineral resource and mineral reserve estimates; the capital and operating costs required to bring Prophecy’s projects into production and the resulting economic returns from its projects; foreign operations and political conditions, including the legal and political risks of operating in Bolivia and Mongolia, which are developing countries and being subject to their local laws; the availability and timeliness of various government approvals, permits and licenses; the feasibility, funding and development of Prophecy’s projects; protecting title to Prophecy’s mineral properties; environmental risks; the competitive nature of the mining business; lack of infrastructure; Prophecy’s reliance on key personnel; uninsured risks; commodity price fluctuations; reliance on contractors; Prophecy’s need for substantial additional funding and the risk of not securing such funding on reasonable terms or at all; foreign exchange risk; anti-corruption legislation; recent global financial conditions; the payment of dividends; the inability of insurance to cover all potential risks associated with mining operations; conflicts of interest; and cyber-security risks related to the Company’s reliance on information technology systems.

These factors should be considered carefully, and readers should not place undue reliance on Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.